SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                                 August 21, 2002
                         Commission File No. 0001123455

                                    Head N.V.
                 (Translation of Registrant's Name Into English)

                                    Blaak 16
                               3011 TA Rotterdam
                                The Netherlands
                    (Address of Principal Executive Offices)

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F |X|       Form 40-F |_|

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing information to the Commission pursuant to Rule 12g-3-2(b) under the Securities Exchange Act of 1934.)

         Yes |_|             No |X|

Enclosure: Press Release "HEAD NV Announces Share Purchase" dated August 20,
2002.

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Press Release                                                         [LOGO]


HEAD NV Announces Share Purchase

Rotterdam, August 20, 2002. Head N.V. (NYSE: HED; VSX: HEAD), a leading global manufacturer and marketer of sports equipment, announced today that it has purchased 5,600 of its shares. Details of this buy back have been posted to our website. Pursuant to existing resolutions the Board of Management is authorized to buy back up to 10% of its outstanding share capital over the next 15 months.

Details of any further share buy backs or any transactions relating to our treasury stock will be posted to our investor relations site (www.head.com) under news releases.


About Head

We have a rich heritage. Founded in 1950 by inventor Howard Head, today Head NV is a leading global manufacturer and marketer of branded sports equipment serving the skiing, tennis and diving markets. We have a world-class portfolio of premium brands, which includes Head (alpine skis, ski boots and snowboard products, tennis, racquetball and squash racquets); Tyrolia (ski bindings); Penn (tennis balls and racquetballs) and Mares and Dacor (diving equipment).

Our strategic focus is to target the high margin, premium segments of our markets by developing highly innovative products sold at premium prices, a policy that we call "Superior Performance through Superior Technology".

We are a global company diversified in terms of both products and geography and one of the top suppliers of branded sports equipment to sporting goods retailers worldwide. Head offers a broad product range through over 30,000 accounts in over 80 countries.

We hold leading market share positions in all three of our product categories:
Winter Sports, Racquet Sports and Diving. We have a Licensing division to leverage value from and increase visibility of our brands outside the product categories covered by our product divisions.

Based on our fully integrated sales, marketing and distribution units in our major markets, as well as the strength of our innovative new products, we have been able to increase our market shares.

Our high performance products are used and endorsed by many of today's top athletes.

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Please visit our website: www.head.com


Investor Contacts
US: Robert Kosian, Head of Investor Relations
Tel: +1-843-243-0606; e-mail: htmbk@aol.com

Europe: Clare Vincent, Head of Corporate Finance
Tel: +44-207-499-7800; Fax: +44-207-491-7725; e-mail: htmcv@aol.com

Ralf Bernhart, Chief Financial Officer
Tel: +43-1-701-79354; Fax +43-1-707-8940

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SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                        HEAD N.V.


Date: August 21, 2002                   By: /s/ Johan Eliasch
                                            ------------------------------------
                                            Chairman and Chief Executive Officer